Exhibit 12.

Questar Gas Company

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006
	(dollars in millions)
Earnings
Income before income taxes	$64.2	$59.7	$58.9
Plus interest expense	25.2	23.8	22.6
Plus allowance for borrowed funds used
during construction	0.8	0.7	0.4
Plus interest portion of rental expense	1.3	1.2	1.3
	$91.5	$85.4	$83.2

Fixed Charges
Interest expense	$25.2	$23.8	$22.6
Plus allowance for borrowed funds used
during construction	0.8	0.7	0.4
Plus interest portion of rental expense	1.3	1.2	1.3
	$27.3	$25.7	$24.3

Ratio of Earnings to Fixed Charges	3.4	3.3	3.4

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.